UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

ALEXANDER & BALDWIN, INC.
(Name of Issuer)
Common Stock, without par value
(Title of Class of Securities)
014482103
(CUSIP Number)
Roy J. Katzovicz, Esq.
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 42nd Floor
New York, New York 10019
212-813-3700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 13, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	014482103	Page 2

1	NAMES OF REPORTING PERSONS Pershing Square Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,561,943

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

3,561,943

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,561,943

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
1 This calculation is based on 41,694,559 shares of common stock, without par value (the “Common Shares”), of Alexander & Baldwin, Inc. (the “Issuer”) outstanding as of September 30, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 (the “Form 10-Q”).

CUSIP No.	014482103	Page 3

1	NAMES OF REPORTING PERSONS PS Management GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,561,943

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

3,561,943

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,561,943

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
2 This calculation is based on 41,694,559 Common Shares outstanding as of September 30, 2011, as reported in the Form 10-Q.

CUSIP No.	014482103	Page 4

1	NAMES OF REPORTING PERSONS Pershing Square GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,518,812

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

1,518,812

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,518,812

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
3 This calculation is based on 41,694,559 Common Shares outstanding as of September 30, 2011, as reported in the Form 10-Q.

CUSIP No.	014482103	Page 5

1	NAMES OF REPORTING PERSONS William A. Ackman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,561,943

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

3,561,943

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,561,943

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
4 This calculation is based on 41,694,559 Common Shares outstanding as of September 30, 2011, as reported in the Form 10-Q.

SCHEDULE 13D

Item 1.	Security and Issuer
This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D filed with the SEC on March 31, 2011 (the “Original Schedule 13D”), as amended and supplemented by the Amendment No. 1 to Schedule 13D filed with the SEC on December 5, 2011 (“Amendment No. 1”) (the Original Schedule 13D as amended and supplemented by Amendment No. 1 and this Amendment No. 2, the “Schedule 13D”), relating to the common stock, without par value (the “Common Shares”), of the Issuer. The address of the principal executive offices of the Issuer is 822 Bishop Street, Post Office Box 3440, Honolulu, Hawaii 96801. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule 13D.
As of December 14, 2011, as reflected in this Schedule 13D, the Pershing Square Persons beneficially owned an aggregate of 3,561,943 Common Shares. The Pershing Square Persons have additional economic exposure to approximately 492,450 Common Shares under certain cash settled total return swaps entered into for the benefit of the Pershing Square Funds, bringing their total aggregate economic exposure to 4,054,393 Common Shares, representing approximately 9.7% of the outstanding Common Shares.

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The Pershing Square Persons hold their stake for investment purposes only.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and supplemented by deleting the third sentence in the second paragraph of Items 5 (a), (b) and replacing it with the following:
As the general partner of Pershing Square, L.P. and Pershing Square II, L.P., Pershing Square GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the 1,518,812 Common Shares held for the benefit of Pershing Square, L.P. and Pershing Square II, L.P.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: December 14, 2011

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By:	PS Management GP, LLC, its General Partner

By:	/s/ William A. Ackman

Name: William A. Ackman Title: Managing Member

PS MANAGEMENT, GP, LLC

By:	/s/ William A. Ackman

Name: William A. Ackman Title: Managing Member

PERSHING SQUARE GP, LLC

By:	/s/ William A. Ackman

Name: William A. Ackman Title: Managing Member

/s/ William A. Ackman

Name: William A. Ackman

[Signature Page to Amendment No. 2 to Schedule 13D]

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement, dated as of December 5, 2011, among the Pershing Square Persons.*

Exhibit 99.2	Trading Data.*

*	Previously Filed